UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

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ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

#501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Item 2.	Date of Material Change

August 30, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated August 30, 2006 was disseminated via Marketnews, Stockwatch and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company updated progress on its Huicicila (Miravalles) property.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news release dated August 30, 2006

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

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Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President and Director

604.288.8376

Item 9.	Date of Report

August 30, 2006.

PAN AMERICAN GOLD CORPORATION

“Steve Bajic”
Steve Bajic, President and Director

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Exhibit “A”

Pan American Gold Corporation

August 30, 2006

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation Corporate Update

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) has completed its summer exploration work on the Huicicila (Miravalles) property in Nayarit State, Mexico. The work included a 6-hole 1,200 metre drill program. Assays are expected in early September. Pan American intends to resume further exploration work at the end of the rainy season in the late fall of 2006.

The Huicicila (Miravalles) property is located 12km southeast of Tepic City and lies within the Compostela Mining District, which has several trends of gold deposits along the Pacific Coast. High-grade gold and silver veins are present on the property with proven reserves estimated by the American Smelting and Refining Company totaling 50,000 tonnes of ore: 1 oz/t of Au and 12 oz/t Ag. Excellent potential exists to increase the tonnage with further exploration.

Pan American Gold Corporation is a Canadian-based mineral exploration company listed on the OTC Bulletin Board (Symbol: PNAMF). Pan American is focused on enhancing shareholder value by identifying, exploring, and developing world-class resource projects with a current focus on properties in Mexico.

For more information, please contact:

Investor Relations

604-738-3882 or 1-877-738-3882

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that (i) assays are expected in early September, (ii) Pan American intends to resume further exploration work at the end of the rainy season in the late fall of 2006, and (iii) excellent potential exists to increase the tonnage with further exploration.

Actual results relating to, among other things, assays, reserves, results of exploration, capital costs, drilling, mapping, trenching programs and mine production costs could differ materially from those currently anticipated in such forward-looking statements. Factors affecting forward-looking statements include:

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the speculative nature of mining exploration and development activities; changes in ore reserve estimates; the productivity of Pan American's mining properties; changes in operating costs; changes in economic conditions and conditions in the precious metals, foreign exchange and other financial markets; changes in the prices for precious metals or other minerals Pan American develops or produces; changes in investment and exploration expenditure levels; litigation; legislation; environmental, judicial, regulatory, political and competitive developments in areas in which Pan American operates; technological, mechanical and operational difficulties encountered in connection with Pan American's mining activities; and labour relation matters and costs. You should refer to the risk disclosures set out in Pan American’s annual report on Form 20-F and other disclosure documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: August 30, 2006

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